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                                    Ex-3(ii)
                                     By-Law


"SECTION 2. Special Meeting. Special meetings of the stockholders may be called by the Chairman of the Board, if any, the President, or by majority of the Directors acting by vote or by written instrument or instruments signed by such a majority of them. Special meetings of the stockholders shall be called by the Clerk, or in case of the death, absence, incapacity or refusal of the Clerk, by any officer, upon written application of one or more stockholders who hold beneficially at least two-thirds of the capital stock of the Corporation entitled to vote at the meeting, stating the time, place and purposes of the meeting. No call of a special meeting of the stockholders shall be required if such notice of the meeting shall have been waived either in writing or by telegram by every stockholder entitled to notice thereof, or by his attorney thereunto authorized."